[Letterhead of Spark Networks plc]

April 6, 2007

Via Edgar and Facsimile (202) 772-9210

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Karen J. Garnett, Esq.
Assistant Director

Re:	Spark Networks plc
Preliminary Proxy Materials on Schedule 14A
File No. 1-32750
Filed March 22, 2007

Dear Ms. Garnett:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated April 4, 2007. As requested in the comment letter and in conjunction with the response to the comment letter, Spark Networks plc (the “Company”) hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings made by the Company. Further, the Company acknowledges that comments received from or changes made to disclosure in response to comments by the staff of the Commission do not foreclose the Commission from taking any action with respect to the Company’s filings. The Company acknowledges that it may not assert comments received from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, you may contact me at (323) 836-3000.

Very truly yours, Spark Networks plc

/s/ Joshua A. Kreinberg
Joshua A. Kreinberg General Counsel

cc:	Adam S. Berger, Chief Executive Officer
Katherine J. Blair, K&L Gates